UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-21384
CUSIP NUMBER:  30705R 10 5

Check One:  ☐  Form 10-K   ☐  Form 20-F   ☐  Form 11-K   ☒  Form 10-Q   ☐  Form 10-D   ☐  Form N-SAR   ☐Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

International Packaging and Logistics Group Inc.

Address of Principal Executive Office (Street and Number)

7700 Irvine Center Drive, Suite 870

City, State and Zip Code

Irvine, CA  92612

PART II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) , the following should be completed.

(Check box if appropriate.)  ☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, of Form N-CSR or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10 D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

The review of the financials by the outside auditors will be completed on or about August 19, 2011.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Owen Naccarato	949	851-9261
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to filer such reports) been filed?

☒ YES    ☐ NO

If the answer is no, identify reports.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?

☐ YES    ☒ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Packaging and Logistics Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2011	By:	/s/ Steven Westlund
Steven Westlund
CEO